Exhibit 99.2

February 16, 2007

Members of the Board of Directors

c/o Johann R. Manning, Jr., President and Chief Executive Officer

Wolverine Tube, Inc.

200 Clinton Avenue West, Suite 1000

Huntsville, Alabama 35801

Ladies and Gentlemen:

Newport Global Advisors (“Newport”), Lehman Commercial Paper Inc. (“Lehman”) and certain affiliates of Trust Company of the West (“TCW”) are pleased to submit the following proposal to restructure Wolverine Tube, Inc. (“Wolverine”) in a transaction that is superior to the transactions proposed by The Alpine Group, Inc. and Plainfield Special Situations Master Fund Limited (the “Alpine/Plainfield Proposal”).

Specifically, our proposal contemplates a transaction that will provide for the following:

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A $50 million investment by Newport, Lehman (or certain of its affiliates) and TCW in Series A Convertible Preferred Stock having substantially the same terms as those contained in the Alpine/Plainfield Proposal, except that our Series A Convertible Preferred Stock will be automatically converted into common stock at an implied price per share of common stock of $1.10 (subject to anti-dilution adjustments) upon approval by Wolverine’s stockholders of an increase in the number of authorized shares of Wolverine common stock. Please be advised that we are willing to make our entire $50 million investment in the form of common stock, and the only reason our proposal calls for the issuance of Series A Convertible Preferred Stock is due to the lack of a sufficient number of authorized common shares. If Wolverine would prefer, we are willing to wait to consummate our investment until Wolverine can issue the requisite number of shares of common stock at the initial closing.

•

A rights offering, together with a right to purchase additional shares, each on substantially the same terms as those contained in the Alpine/Plainfield Proposal, as soon as practicable after the completion of the $50 million investment described above, except that our standby purchase commitment and our “top-up” right will be for shares of common stock and not of Series A Convertible Preferred Stock.

•

We intend to structure our transaction so that it will not result in a “change in control” of Wolverine under the indenture for Company’s 10.5% Senior Notes due 2009, but we anticipate refinancing the existing credit facilities and the outstanding 7.375% Senior Notes due 2008 and 10.5% Senior Notes due 2009 and with one or more new debt facilities. Lehman is confident that Wolverine can obtain sufficient debt financing for this purpose, and we expect to deliver to you debt commitment letters simultaneously with the execution of definitive agreements with respect to our proposal.

•

The appointment of a sufficient number of directors to allow us to have a majority of the directors on the entire board. We anticipate that the newly constituted board will review Wolverine’s business plan and senior management team and determine whether any changes are necessary or desirable.

•	Registration rights on substantially the same terms as those contained in the Alpine/Plainfield Proposal.

•	The absence of any management agreement or other similar agreement providing for annual management or advisory fees (which will result in savings to the Company of at least $2.5 million).

•

Entering into definitive agreements containing terms and conditions not less favorable to Newport, Lehman and TCW, on the one hand, and Wolverine, on the other hand, than those contained in your existing preferred stock purchase agreement (including the relevant exhibits thereto) with Alpine and Plainfield (the “Alpine/Plainfield Purchase Agreement”), including a fixed termination fee of $4,000,000.

In addition to other customary conditions, our proposal is subject to satisfaction of the following conditions, in each case, as determined by each of us in our sole discretion: (i) the due termination of the Alpine/Plainfield Purchase Agreement in accordance with the terms thereof and without breach thereof; (ii) the satisfactory completion by each of us of our legal, financial, accounting and business due diligence investigation and the results thereof being acceptable to each of us in our respective sole discretion; (iii) receipt of all necessary governmental or third party consents and approvals; (iv) there being no material adverse change since the date of the most recent audited financial statements in the business, assets, properties, liabilities, results of operations or financial condition of Wolverine and its subsidiaries, taken as a whole; and (vi) negotiation and execution of definitive agreements as described in the last bullet point above.

We are prepared to expend all of our time and resources as is necessary to complete the transaction. We are aware of the restrictions on your ability to enter into discussions with us or furnish information to us imposed by the Alpine/Plainfield

Purchase Agreement and we are not asking you to take any action not permitted by that agreement. However, the exercise of your fiduciary duties requires you to pursue the alternative restructuring proposal set forth herein because its terms are more attractive than the Alpine/Plainfield Proposal and it is “superior” to the transactions proposed in the Alpine/Plainfield Purchase Agreement. Accordingly, we look forward to receiving information to complete our due diligence investigation and entering into discussions with you to finalize the transaction.

Our proposal is non-binding, and we will have no obligation or liability hereunder. Our proposal should not be deemed to be an offer capable of being accepted, and does not create any binding obligation to enter into a definitive agreement. The only binding obligations between us shall be those contained in a definitive agreement executed and exchanged between us.

You may contact Ryan Langdon of Newport at 203-292-3994, James Seery of Lehman at 212-526-0825 or Nick Tell of TCW at 310-235-5915 if you have any questions regarding this letter or the proposal contained herein.

Sincerely,

NEWPORT GLOBAL ADVISORS

By:
Name:
Title:

LEHMAN COMMERCIAL PAPER INC.

By:
Name:
Title:

TCW SHARED OPPORTUNITY FUND IVB, LP

By:	TCW Asset Management Company, its Investment Adviser

By:

By:

TCW SHARED OPPORTUNITY FUND V, L.P.

By:	TCW Asset Management Company, its Investment Adviser

By:

By:

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